FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of May 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 Notification of Major Interests in Shares
Notice of Results
Result of Annual General Meeting
Baxter to pay Acambis $19m Compensation for Termination of Canton Manufacturing Agreement
Appointment of Advisers
Results for the First Quarter ended 31 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan Bank London 2,990,213 shares*
Chase Manhattan Bank London 200,271 shares**
Deutsche Bank AG, London 20,483 shares**

* For this holding, FISL acts as the management company
** For this holding, FIL acts as the management company.

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

18 May 2004

12. Total holding following this notification

3,210,967 ordinary shares

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

18 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Notice of results

Cambridge, UK and Cambridge, Massachusetts – 10 May 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the first quarter ended 31 March 2004 on Tuesday, 25 May.

The results announcement will be released at 7.00 am BST. A conference call for analysts will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 25 June 2004 on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 122492.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available for 12 months until 25 May 2005.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7269 7116

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine that is undergoing clinical testing and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

Result of Annual General Meeting

Cambridge, UK – 12 May 2004 – At the Annual General Meeting of Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM), held today, all resolutions were passed.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

-ends-

Enquiries:
Acambis plc
Elizabeth Brown, Company Secretary
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Baxter to pay Acambis $19m compensation for termination of Canton manufacturing agreement

Cambridge, UK and Cambridge, MA – 19 May 2004 – Acambis plc (“Acambis”) announces that it has agreed with Baxter Healthcare Corporation (“Baxter”) the terms under which both parties have agreed to terminate the Canton Manufacturing Agreement (“the Agreement”).

Baxter will pay Acambis $19m as an unconditional payment as compensation for termination of the Agreement. The first payment of $9m is payable immediately. The second and third payments of $5m each will be payable in January 2005 and January 2006 respectively. Under UK Generally Accepted Accounting Principles, taking into account the time value of the income receivable c. $18.5m will be recognised as other operating income in 2004. The balance of c. $0.5m will be recorded within interest receivable and similar income during 2004 and 2005.

Under the terms of the Agreement, signed in December 2000, Acambis was to manufacture components of bacterial vaccines at its Canton manufacturing facility. In 2003, Baxter halted certain bacterial vaccine projects and informed Acambis that it was no longer required to manufacture these components in Canton.

Gordon Cameron, Chief Executive Officer of Acambis, commented:

“I am delighted that our strong relationship with Baxter has enabled us to reach a mutually agreeable settlement. We are now in a position to explore alternative uses for the capacity at Canton that was previously committed to Baxter. We continue to work closely with Baxter in key areas of our business, including the MVA project and sales of ACAM2000 and VIG around the world.”

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel: +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Charlie Armitstead: Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of the investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccine franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is developing a vaccine targeting the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. It primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties, see “Risk factors” in the Company’s Annual Report for the most recent financial year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Appointment of advisers

Cambridge, UK and Cambridge, Massachusetts – 19 May 2004 – Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM) is pleased to announce the appointment of Goldman Sachs International as its financial adviser and Hoare Govett Limited as sole corporate broker to the Company with immediate effect.

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Hoare Govett Limited
Andrew Chapman: Tel +44 (0) 20 7678 1792
Andrew Foster: Tel +44 (0) 20 7678 7106

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST BEFORE 7.00 AM BST ON TUESDAY, 25 MAY 2004

Results for the first quarter ended 31 March 2004

Cambridge, UK and Cambridge, Massachusetts – 25 May 2004 – Acambis plc (“Acambis”, “the Company” or “the Group”) (LSE: ACM, NASDAQ: ACAM) announces its results for the first quarter ended 31 March 2004.

Key points

>	Smallpox vaccine franchise:
–	US Government 155 million-dose smallpox vaccine order completed; further deliveries expected during 2004
–	Recruitment remains suspended for ACAM2000 Phase III trials pending outcome of data review; licence applications still planned for 2005
>	Berna Products Corporation sales of Vivotif® increased by around 30% compared with 2003, in line with expectations
>	Research and development update:
–	Phase I clinical trial of West Nile vaccine ongoing; 100% of subjects in initial cohort seroconverted
–	Initial data from ongoing Phase II ChimeriVax-JE trial indicate 97% of the 200 subjects seroconverted
>	Agreement in second quarter for Baxter to pay $19m to Acambis for termination of Canton manufacturing agreement
>	Cash balance increased to £130.1m (31 December 2003 – £125.2m)

First quarter ended 31 March	2004	2003

Revenue	£18.8m	£41.8m
(Loss)/profit before tax	£(2.1)m	£9.6m
(Loss)/earnings per share	(1.2)p	8.8p
(Loss)/earnings per ADR	$(0.04)	$0.28
Cash	£130.1m	£50.2m

Gordon Cameron, Chief Executive Officer of Acambis, commented:

“We are continuing to make good progress in all the key areas of our business. Today’s news from the pipeline is particularly encouraging, with early data from the trial of our ChimeriVax-West Nile vaccine and further clinical data on the ChimeriVax-JE vaccine.”

-ends-

The results announcement will be released at 7.00 am BST. A conference call for analysts will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 25 June 2004 on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 122492. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available for 12 months until 25 May 2005.

Enquiries: Acambis plc
Gordon Cameron, Chief Executive Officer	Lyndsay Wright, Director of Communications
Today: +44 (0) 20 7831 3113	Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 761 4200	Thereafter: +44 (0) 1223 275 300

Enquiries: Financial Dynamics
David Yates/Charlie Armitstead
Tel: +44 (0) 20 7831 3113

Chairman’s statement

Overview

Since the beginning of the year, we have seen further positive developments at Acambis. Today, I am particularly pleased to announce progress from two of our key research and development (“R&D”) projects. We have released today early results from the Phase I trial of ChimeriVax-West Nile, our vaccine candidate against the West Nile virus that is spreading throughout North America. Ours is the first vaccine candidate to undergo and to report data from human clinical trials. In these initial data, all subjects seroconverted. Preliminary data are also available today from an ongoing Phase II trial of our ChimeriVax-JE vaccine against Japanese encephalitis (“JE”).

In April, we announced the suspension of recruitment of subjects into our Phase III trials of our second-generation smallpox vaccine, ACAM2000, pending a review of safety data. Our plan is still to submit applications to the US Food and Drug Administration (“FDA”) and the European Agency for the Evaluation of Medicinal Products (“EMEA”) in 2005 for licensure on the basis of demonstrating non-inferiority to the currently licensed, first-generation smallpox vaccine, Dryvax®. As a result of the suspension and the way we account for the revenues and costs under the 155 million-dose ACAM2000 US Government contract, we saw a small loss during the first quarter. However, our profitability outlook for the full year remains unchanged.

The restructuring that followed the operational review we announced in January is substantially complete and any ongoing research work that had been run from the UK is currently being transferred to our US R&D facility.

In the second quarter, we also reached an amicable agreement with Baxter Healthcare Corporation (“Baxter”) under which Baxter will pay Acambis unconditional $19m for termination of the manufacturing agreement relating to our Canton, MA facility.

Smallpox vaccine franchise update
US Government contracts
During the first quarter, we completed deliveries of our investigational second-generation smallpox vaccine, ACAM2000, under the 155 million-dose order with US Centers for Disease Control and Prevention (“CDC”) and approximately 16 million of additional doses ordered by the CDC. These doses are for the CDC’s emergency-use Strategic National Stockpile. Further deliveries under the CDC’s existing order will be made during 2004.

Other government contracts
Other governments around the world continue to express interest in acquiring ACAM2000 for emergency-use vaccine stockpiles. We are currently in advanced discussions with a number of countries.

As agent to Cangene Corporation for sales of its investigational Vaccinia Immune Globulin (“VIG”) outside North America and Israel, we are in discussions with several governments. Our ability to supply both a second-generation smallpox vaccine and VIG to governments has helped to establish Acambis as the leading smallpox vaccine company.

ACAM2000 clinical trial programme
In April we announced that we had voluntarily suspended enrolment of subjects into our two ACAM2000 Phase III clinical trials following the discovery of three suspected cases of myocarditis in subjects vaccinated with either ACAM2000 or Dryvax®, the currently licensed smallpox vaccine that is being used as a comparator in the trials. Myocarditis is a condition where there is an inflammation of the heart and surrounding tissues and is a recognised, but probably under-reported, side effect of current smallpox vaccines.

This decision was a precautionary measure taken to preserve subject safety on the recommendation of our independent Data and Safety Monitoring Board (“DSMB”). We also suspended a smaller study vaccinating individuals with ACAM2000 or Dryvax®. We continue to follow up the subjects already recruited into the Phase III trials who are completing the full post-vaccination follow-up period and to review the additional data. The next steps will be determined in discussion with the US FDA and the CDC. A further update will be provided in due course. Our plan remains to submit FDA and EMEA licence applications in 2005, based on a demonstration of ACAM2000’s non-inferiority to Dryvax®.

Modified Vaccinia Ankara (“MVA”)
MVA is a weakened form of the current generation smallpox vaccines. Under the $5.6bn Project Bioshield, which has recently been approved by the US Senate, the US Government plans to procure a stockpile of MVA for the proportion of the population whose compromised immune systems make them otherwise unable to receive a smallpox vaccine such as ACAM2000.

Together with our partner, Baxter, we are continuing to make progress on the R&D contract we were awarded in February 2003 by the US National Institute of Allergy and Infectious Diseases (“NIAID”). The NIAID recently sought a Request for Proposals (“RFP”) relating to a second stage contract for the manufacture of three million doses of MVA and continuation of clinical testing. The Acambis/Baxter proposal was submitted in February and we are responding to follow-up questions and information requests from NIAID relating to the proposal. We believe the NIAID expects to announce the awardee(s) of this contract during the summer.

A third contract, relating to the 50 to 60 million-dose stockpile anticipated to be required by the US Government, is expected to be tendered for in 2005.

Travel vaccine franchise update
Berna Products Corporation (“BPC”), the North American travel vaccine sales, marketing and distribution business that we acquired in August 2003, is continuing to perform well. Revenue from Vivotif®, an oral typhoid vaccine, was in line with expectations during the first quarter, increasing by around 30% on a like-for-like basis compared with the equivalent period in 2003. Although Vivotif® has been back on the US market for just over a year, having been unavailable between 1999 and 2002 principally for manufacturing reasons, BPC has already succeeded in recapturing a significant proportion of its previous customer base.

R&D update
ChimeriVax-West Nile
A Phase I clinical trial to test the safety, tolerability and immunogenicity of our West Nile vaccine candidate, ChimeriVax-West Nile, which is being conducted in the US under an FDA Investigational New Drug Application, is continuing.

The trial included a first cohort of 20 subjects, 15 of whom received ChimeriVax-West Nile and five subjects who received licensed yellow fever vaccine as a control. We are able to report today that 100% of the ChimeriVax-West Nile subjects seroconverted to West Nile-neutralising antibodies within 21 days of receiving a single inoculation.

Following a review of data from the first cohort and discussions with the FDA, the trial is continuing under a modified protocol whereby the total subject numbers being vaccinated is increasing from 60 to 110 and a placebo control will be used in place of the yellow fever vaccine control. Additional results from this expanded trial are expected to be available in the first half of 2005.

ChimeriVax-JE
A Phase II trial is ongoing in Australia of our JE vaccine, to assess the safety, immunogenicity and duration of immunity of ChimeriVax-JE in comparison with a placebo. The trial is now fully recruited and preliminary data indicate a comparable safety profile between ChimeriVax-JE and placebo. In addition, 97% of the 200 subjects seroconverted to JE-neutralising antibodies following a single dose of ChimeriVax-JE, which is similar to levels seen in earlier trials. The ongoing trial will continue to assess the booster effect of administration of a second dose at six months and the level of immunity up to two years after receiving one or two doses of ChimeriVax-JE.

Following transfer of production of ChimeriVax-JE to our Canton manufacturing facility, we have completed manufacture of the vaccine and are preparing to conduct a bridging trial with the new material in the second half of 2004 to confirm clinical equivalence to material used in previous trials.

Baxter
We recently announced that we have reached an amicable agreement with Baxter on the terms for mutual termination of the Canton manufacturing agreement. This agreement dated from December 2000 and required Acambis to manufacture components of Baxter’s bacterial vaccines. As this service is no longer required, Baxter will pay Acambis an unconditional payment of $19m as compensation for termination of the agreement. The first $9m is payable during the second quarter of 2004 and the second and third payments of $5m each will be payable in January 2005 and January 2006 respectively. Following termination of the agreement, we are now in a position to explore alternative uses for the capacity at Canton that was previously committed to Baxter. Depending on the uses identified for this part of the facility, a non-cash impairment charge may arise during the second quarter of 2004, which would be offset against part of the income arising from this settlement payment.

As highlighted above, we continue to work closely with Baxter in key areas of our business, including the MVA project and sales of ACAM2000 and VIG around the world.

Financial review
The financial results for the three months ended 31 March 2004 (“Q1”) are presented below. Unless otherwise stated the figures in the parentheses relate to the equivalent three-month period in 2003.

Following the suspension of recruitment of subjects into the ACAM2000 trial, we have reassessed the likely time period in which costs will be incurred for conducting the trials. This reassessment has had the effect of moving expected costs from the first half into the second half of 2004. As we account for this contract on a percentage-of-cost-to-completion basis under which revenue recognition is linked to costs incurred, revenue has also moved into the second half of the year. This is the principal factor driving the loss-making position in Q1 and explains why the full-year outlook is unchanged.

In the quarter, the Group adopted Urgent Issues Task Force No. 38, “Accounting for ESOP Trusts”, which is effective for the year ending 31 December 2004. As a result, we have restated the 2003 comparative period numbers to reflect this new standard, which has had the impact of reducing pre-tax profit for that period by £0.1m and for the 2003 full year by £0.2m.

Trading results
Revenue in Q1 of £18.8m (2003 – £41.8m) arose principally from sales of smallpox vaccine to the CDC. Revenue from the smallpox vaccine contract with the CDC decreased significantly in the quarter compared to 2003 due to higher activity levels under the CDC contract in 2003. In addition, as noted above, the suspension of the Phase III clinical trials has had the effect of moving costs and revenue from the first half of 2004 into the second half. During the quarter we also received revenues from product sales of Vivotif®, from the NIAID in respect of the MVA contract and from Aventis Pasteur in respect of the ChimeriVax-Dengue vaccine programme.

Cost of sales also decreased in line with revenues to £12.3m (2003 – £24.9m) and represented costs on all of the above programmes except costs on the ChimeriVax-Dengue vaccine programme which are recorded within R&D costs. During Q1 the majority of the costs in relation to the manufacturing facility were expensed to R&D costs as a result of utilisation of the facility to manufacture, for the first time, GMP material for future clinical trials of ChimeriVax-JE.

Our gross profit margin in Q1 decreased to 34.6% (2003 – 40.4%) as a result of the change in mix of revenues compared with the 2003 period. We still expect the gross profit margin percentage for the full year 2004 to be in the mid to high 40s.

R&D costs remained at a similar level in Q1 at £6.5m (2003 – £6.3m), despite the fact that some costs have moved from cost of sales into R&D. Third-party R&D costs were higher in 2003, principally driven by the ARILVAX™ Phase III trials. Sales and marketing costs in Q1 amounted to £0.7m (2003 – £0.1m). The increased costs represent the internal sales and marketing infrastructure, established during 2003 and the costs associated with the BPC business acquired in August 2003. Administrative costs, including the amortisation of goodwill, increased marginally to £1.3m (2003 – £0.9m), principally as a result of the acquisition of BPC in August 2003.

In Q1 the Group recorded an exceptional administrative item of £0.7m (2003 – £nil) associated with the restructuring of the research operations and the closure of the UK research department.

Interest receivable increased significantly in Q1 to £0.8m (£0.3m) as a result of the higher levels of cash throughout the period. In Q1 the Group revalued its investment in Medivir AB to market value, resulting in a charge of £0.1m (2003 – £nil). Interest payable remained constant at £0.2m (2003 – £0.2m). During Q1, an exchange gain of £0.1m (2003 – exchange loss of £0.1m) was recorded as a result of the revaluation of the amount outstanding under our US dollar-denominated overdraft facility for our ARILVAX™ programme.

The pre-tax loss for the period was £2.1m (2003 – pre-tax profit of £9.6m). The loss-making position for Q1 is a direct result of the change in timing of revenue recognition from the smallpox vaccine contract with the CDC and resulted in a tax credit of £0.8m (2003 – charge of £0.9m).

Balance sheet highlights
i)      Cash/debtors
The cash and short-term investments balance of the Group at 31 March 2004 increased to £130.1m (31 December 2003 – £125.2m). Short and long-term debtors increased marginally to £12.6m at 31 March 2003 (31 December 2003 – £12.4m).

ii)      Stock/creditors: amounts falling due within one year
Stock levels decreased to £12.0m at 31 March 2004 (31 December 2003 – £18.2m) representing work-in-progress and finished goods in relation to our smallpox vaccine. The decrease seen in Q1 was as a result of further shipments of smallpox vaccine to the CDC.

Creditors: amounts falling due within one year at 31 March 2004 amounted to £97.2m (31 December 2003 – £96.9m). The majority of this balance at 31 March 2004, £51.6m (31 December 2003 – £49.5m), represents the deferred revenue arising under the smallpox vaccine contract with the CDC. This balance will reduce as the remaining work is performed under the contract. The timing of this release is partly dependent on agreeing the remaining clinical trial plan for the ACAM2000 Phase III trials with the FDA.

iii)      Lease financing and overdraft facilities
The balance on our US dollar-denominated lease-financing facility was £12.5m at 31 March 2004 (31 December 2003 – £12.6m). The balance on the ARILVAX™ overdraft facility at 31 March 2004 was £3.8m (31 December 2003 – £3.9m). No drawdowns or repayments were made under these two facilities in the quarter.

Board of Directors
Following Gordon Cameron’s appointment in February to Chief Executive Officer, we initiated a search for his replacement as Chief Financial Officer. This process is ongoing.

In March, we announced the appointment of Ross Graham as a Non-executive Director and Chairman of the Audit Committee. Ross was most recently Corporate Development Director of Misys plc, the London-listed information technology company. He joined Misys as Finance Director in 1987 and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. Ross’ experience of managing a company through a period of rapid growth will be invaluable to Acambis. As a third independent Non-executive Director, he also brings greater balance to the Board and extensive financial experience that will be of particular benefit in his role as Chairman of the Audit Committee.

Outlook
Although we made a small loss in the first quarter of 2004, we remain confident on the outlook for the full year. We look forward to being able to provide further newsflow during the year, particularly in relation to the smallpox vaccine franchise in terms of a decision on the ACAM2000 Phase III trials, other government sales of ACAM2000 and VIG, and the NIAID decision on the second MVA contract.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 24 May 2004.

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report for the 2003 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Quarterly results for the three months ended 31 March 2004

Group profit and loss account

	Three months ended 31 March 2004 (unaudited) £m		Three months ended 31 March 2003 (unaudited and restated*) £m		Year ended 31 Dec 2003 (audited and restated*) £m

Turnover	18.8		41.8		169.1
Cost of sales	(12.3)		(24.9)		(98.4)

Gross profit	6.5		16.9		70.7
Research and development costs	(6.5)		(6.3)		(19.9)
Sales and marketing costs	(0.7)		(0.1)		(1.3)
Administrative costs (including amortisation of goodwill)	(1.3)		(0.9)		(4.5)
Exceptional administrative item: Restructuring costs (note 3)	(0.7)		—		—
Exceptional administrative item: Settlement of BTG agreement	—		—		(7.4)

Group operating (loss)/profit	(2.7)		9.6		37.6
Interest receivable and similar income	0.8		0.3		2.1
Amounts (provided)/released against fixed asset investments	(0.1)		—		0.5
Interest payable and similar charges	(0.2)		(0.2)		(1.0)
Exchange gain/(loss) on foreign currency borrowings	0.1		(0.1)		0.4

(Loss)/profit on ordinary activities before taxation	(2.1)		9.6		39.6

Taxation	0.8		(0.9)		(3.9)

(Loss)/profit on ordinary activities after taxation (being retained (loss)/profit for the period)	(1.3)		8.7		35.7

(Loss)/earnings per ordinary share (basic, note 4)	(1.2	)p	8.8	p	34.7	p

(Loss)/earnings per ADR (basic, note 5)	$(0.04)		$0.28		$1.24

(Loss)/earnings per ordinary share (diluted, notes 4 and 6)	(1.2	)p	8.6	p	34.2	p

* See note 2

Group statement of total recognised gains and losses

	Three months ended 31 March 2004 (unaudited) £m		Three months ended 31 March 2003 (unaudited and restated*) £m		Year ended 31 Dec 2003 (audited and restated*) £m

(Loss)/profit for the period	(1.3)		8.7		35.7
(Loss)/gain on foreign currency translation	(0.3)		1.8		(3.8)

Total recognised gains and losses relating to the period and recognised since the last Annual Report	(1.6)		10.5		31.9

* See note 2

Group balance sheet as at 31 March 2004

	Three months ended 31 March 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Fixed assets
Intangible assets	17.7	18.4
Tangible assets	20.4	21.0
Investments	0.7	0.8

	38.8	40.2

Current assets
Stock	12.0	18.2
Debtors: amounts receivable within one year	12.5	12.3
Debtors: amounts receivable after one year	0.1	0.1
Short-term investments	75.5	62.0
Cash at bank and in hand	54.6	63.2

	154.7	155.8

Creditors: amounts falling due within one year	(97.2)	(96.9)

Net current assets	57.5	58.9

Total assets less current liabilities	96.3	99.1

Creditors: amounts falling due after one year	(10.8)	(12.3)

Provisions for liabilities and charges
Investment in joint ventures:
– share of assets	0.9	0.9
– share of liabilities	(1.2)	(1.2)

	(0.3)	(0.3)

Net assets	85.2	86.5

Capital and reserves
Called-up share capital	10.6	10.6
Share premium account	96.3	96.0
Profit and loss account	(21.7)	(20.1)

Shareholders’ funds – all equity	85.2	86.5

* See note 2

Reconciliation of movements in Group shareholders’ funds – all equity

	Three months ended 31 March 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Retained (loss)/profit for the period	(1.3)	35.7
(Loss)/gain on foreign currency exchange	(0.3)	(3.8)
Credit in respect of employee share schemes (note 2)	0.1	0.2
New share capital subscribed	0.3	8.9

Net increase in shareholders’ funds	(1.2)	41.0
Opening shareholders’ funds (31 December 2003: originally £86.9m before prior year adjustment of £0.4m)	86.5	45.5

Closing shareholders’ funds – all equity	85.3	86.5

* See note 2

Group cash flow statement

	Three months ended 31 March 2004 (unaudited) £m	Three months ended 31 March 2003 (unaudited) £m	Year ended 31 Dec 2003 (audited) £m

Net cash inflow from operating activities	5.5	32.6	119.1

Returns on investments and servicing of finance
Interest received	0.7	0.2	2.0
Interest paid	—	(0.2)	(0.1)
Interest element of finance lease payments	—	—	(0.8)

Net cash inflow from returns on investments and servicing of finance	0.7	—	1.1

Taxation	—	—	(5.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(0.8)	(1.2)	(6.0)

Net cash outflow from capital expenditure and financial investment	(0.8)	(1.2)	(6.0)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	—	—	(3.9)

Net cash outflow from acquistions and disposals	—	—	(3.9)

Net cash inflow before management of liquid resources and financing	5.4	31.4	104.5

Management of liquid resources	(13.7)	(0.1)	(61.9)

Financing
Net proceeds from issue of new shares
– Baxter subscription	—	7.0	7.0
– Other	0.3	—	1.9

Net cash inflow from financing	0.3	7.0	8.9

(Decrease)/increase in cash for the period	(8.0)	38.3	51.5

Analysis of net funds/(debt)

	1 January 2004 £m	Cash flow £m	Non-cash movement (note 7) £m	Exchange movement £m	31 March 2004 £m

Cash	63.2	(8.0)	—	(0.6)	54.6
Liquid resources	62.0	13.7	—	(0.2)	75.5
Overdraft facility	(3.9)	—	—	0.1	(3.8)
Finance lease	(12.6)	—	(0.2)	0.3	(12.5)

Net funds/(debt)	108.7	5.7	(0.2)	(0.4)	113.8

Reconciliation of operating (loss)/profit to net cash inflow from operating activities

	Three months ended 31 March 2004 (unaudited) £m	Three months ended 31 March 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Group operating (loss)/profit	(2.7)	9.6	37.6
Depreciation and amortisation	1.3	0.8	4.4
Decrease/(increase) in stock	5.6	(1.3)	28.3
Decrease in debtors	0.9	21.5	47.9
Increase/(decrease) in creditors	0.5	1.6	(0.2)
Exchange differences on inter-company balances	(0.4)	(1.2)	(0.3)
Other	0.3	1.6	1.4

Net cash inflow from operating activities	5.5	32.6	119.1

* See note 2

Notes

1.	Basis of preparation
The financial information for the three months ended 31 March 2004 is unaudited, and, with the exception of the adoption of UITF 38 (see note 2) has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2003. The financial information for the three months ended 31 March 2003 is also unaudited. The financial information relating to the year ended 31 December 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2003 on 26 March 2004. The statutory accounts for the year ended 31 December 2003 along with the Notice of Annual General Meeting was sent to shareholders on 7 April 2004. The 2004 Annual General Meeting at which the statutory accounts for the year ended 31 December 2003 were laid was held on 12 May 2004.

2.	Restatement of prior year numbers
The Group has adopted UITF 38 "Accounting for ESOP Trusts" in the period by means of a prior year adjustment. As a result of the change in accounting policy the cost of own shares is presented as a deduction from the profit and loss reserve, included in shareholders' funds. Previously own shares held were included within investments and were stated at the lower of cost and realisable value. The effect for the Group is a decrease to shareholders' funds and investments at 31 December 2003 of £0.4m, and a decrease at 31 March 2004 of £0.3m. The consequent change in the basis of calculation of the share option compensation charge has resulted in a charge for the period of £0.1m (2003 – credit of £0.1m, 2003 full year – credit of £0.2m).

3.	Exceptional administrative item: Restructuring costs
In January 2004, the Group decided to consolidate its research activities to its facility in Cambridge, Massachusetts, US, which resulted in the closure of its research facility in Cambridge, UK. Costs of £0.7m associated with this restructuring have been charged in the three months ended 31 March 2004 and are shown as an exceptional administrative item.

4.	(Loss)/earnings per ordinary share (basic)
The basic loss per ordinary share for the three months ended 31 March 2004 is based on a Group loss of £1.3 million (2003 – profit of £8.7 million (restated, see note 2), year ended 31 December 2003 – profit of £35.7 million (restated, see note 2)). This has been calculated on the weighted average number of ordinary shares in issue and ranking for dividend during the period of 105,211,100 for the three months ended 31 March 2004 (2003 – 99,264,123; year ended 31 December 2003 – 102,823,221).

5.	(Loss)/earnings per ADR (basic)
Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the (loss)/earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8379, 1.5751 and 1.7905 for 31 March 2004, 31 March 2003 and 31 December 2003 respectively.

6.	(Loss)/earnings per ordinary share (diluted)
Basic and diluted loss per ordinary share were the same for the three months ended 31 March 2004 as Group was loss-making for that period. For the three months ended 31 March 2003 and the year ended 31 December 2003, diluted earnings per ordinary share is based on the weighted average number of ordinary shares outstanding, being 101,502,602 and 104,393,147 respectively, after adjusting for the effect of all dilutive potential ordinary shares.

7.	Non-cash movement
In December 2001, the Group entered into a lease-financing arrangement with Baxter in respect of our manufacturing facility. During the three-month period to 31 March 2004 interest payable on the finance lease was charged to the Group profit and loss account, but was not paid in the period. This amount is shown as a non-cash movement on the analysis of net funds/(debt).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 May 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications